Filed by Armada Acquisition Corp. I

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

Commission File No.: 001-40742

Subject Company: Armada Acquisition Corp. I

I.	Zoom Transcript

Rohit Kulkarni: Okay let’s just get started. Okay I’m okay Hello everyone, my name is. On my list.

Dan Wagner: partners.

Rohit Kulkarni: And we are, we are having a very interesting session today with the CEO and founder of Rezolve. In at a very kind of tongue in cheek manner, I think, Rezolve is doing what Shopify did for web commerce as in selling online on the Internet, maybe 10 years ago, I think. What Rezolve is on the cusp of facilitating is facilitating mobile commerce mobile engagement for offline retailers. Through their SAS platform which makes money off of both subscriptions and transactions, I think I think they have a very, very unique two prong business model and which is growing very, very rapidly.

We have the founder and CEO of the company, I think, Dan has lived through Internet one dot. Internet three to probably he started doing this, when he was in kindergarten is what I feel and can talk about a lot of things as I’ve talked with him over the last few weeks, and he has. The visibility and experiences that very few of us on the speed have so what we try to keep this to e-commerce will try to keep that today’s conversation to Rezolve and The spot process that they are going through so again, this is our pause here to learn more about what they are up to Rezolve, and I think it’s a, I know SPACs do get a lot of bad rap nowadays, what I can say is. That this company is doing something with solving a real problem with real technology with real customers real revenue and a real growth trajectory so that’s my quick pitch will.

In case you have any questions any and everything is open and fair game so feel free to chat them and feel free to essentially. Raise your hand whenever if we like asking a question so Dan does have a interesting DEMO not to steal his thunder but definitely take a you shouldn’t you should look forward to that so with that Dan and mike’s yours again thanks a lot for doing this, I have a bunch of questions but let’s go through your prepared remarks and we’ll jump into Q&A afterwards.

Dan Wagner: Thank you very much Rohit and thank you, everybody for joining today very much appreciate your time and your attention and as row hit expand, we are going through the process of the moment, we expect to list under the ticker symbol zone in the summer, a few months from now.

And you know SPACs are getting a bit of a bad rap at the moment for lots of very valid reasons. I think it’s fair to say that there have been some target companies that have had some rather outlandish prospects put forward to investors. What you’re about to hear from me today and, if you look into it in more detail is a real diamond in the rough that’s the way to put it. You know, we are a really good business that chose the SPAC route has a way to market as an effective way, we felt was an effective way to market. And you know we will be an independent public company in the very near future and the SPAC mental will be gone so think of us as a great company.

In a process to be listed very soon, my background is that I have been building tech businesses for 35 years my first company was a company that pioneered online information in the early 80s, I set up in 1984 and listed on NASDAQ in 95 and I sold it to Thompson Reuters.

In 2000 and I cut my teeth really building enterprise class global platforms in during that 16 year period. We operated in 192 countries are at 57 direct sales offices, it was a very big business as a world leader in online information we built our own data centers around payment infrastructure and security infrastructure and all of those things really is what we’re now you know leveraging you know all these years later, because. Obviously, back in those days there weren’t cloud-based services like AWS or e-commerce infrastructure, you could just you know license but to build all that ourselves, so the second business I said I was in the late 90s, and it was an enterprise software cloud based software platform for e-commerce and we became went on to become market leader in Europe and in the US, we ran the science of Neiman Marcus lands and TJ X companies, Under Armour, J Crew, LL Bean and many other enterprise kind of retailers so think about Shopify for big retailers if that’s the way to put it. And that business went on to become market leader in Europe, as I mentioned, and I sold it to Oracle in 2014 so it’s now called Oracle commerce cloud.

So this is my next big vision, really. I mean, it’s all about mobile engagement it’s also it’s all about trying to allow merchants brands manufacturers to engage better with consumers via the mobile phone and I believe that there’s a fundamental breakdown.

And I think it’s obvious to all of us, you know we’re all consumers, excuse me we’re all consumers, ultimately, so we all see the problem and the problem is in these two examples that the retailer has been desegregated by the digital. By the digital world that’s the way to put it, if I’m sitting on a bus, and I see an ad from Best Buy for an electric shaver and I go Oh, you know what I need an electric shaver.

What I don’t do, but none of us do is pick up our mobile phone. Type in www bestbuy.com navigate to a personal electrical appliances navigate to electric shavers navigate to broad electric shaver or Phillips, or whatever it is, and buy it from Best Buy. Instead, what we do if we want to buy the item is we pick up our phone and we search Google for Philips electric shaver and we end up probably buying it from Amazon. that’s a completely broken system because Best Buy have spent the money to stimulate a transaction from me, which they succeeded in doing. But I ended up buying the product somewhere else now this idea of being desegregated it applies also to food service industry.

We’ve seen how Uber Eats and DoorDash are inserting themselves between me and the local deli or the local Chinese restaurant that I used to order from directly. But now I pick up my phone and order from the services and they take a big chunk of the revenue and we all know how this story ends. Not far down the road Uber Eats spins up a dark kitchen and delivers directly to me the same tuna melt I would have got from the deli and that deli goes out of business. You know this is not a, this is not a sustainable model for any physical retailer.

And we’ve seen how barney’s and bed bath and beyond, and JC Penney and many others have suffered the faith in the last 10 to 15 years where they haven’t been able to compete and blue vest, why is that why has that happened or the answer is simply this: The tech companies like me like the companies, I represent have not been bold enough to create the tools and the platforms to solve the problem for those retailers a high speeches and over it’s just that I haven’t been given the tools to engage properly with consumers.

And so today the future for physical retail is bleak, and so I set about with my team to try to find a solution for that and that is the solution and Rezolve. And we built a new kind of commerce and engagement platform for mobile engagement which is made up of some code that goes on the phone Internet. And the dashboard that allows the merchants to create engagement that allows those merchants to great direct engagement with consumers, and so we now have this kind of instant purchase capability in this instant checkout really that comes from physical assets.

So, in the two examples are a couple of examples now of how Rezolve solves the problem I’m sitting on the bus, I see the Ad from Best Buy I pick up my phone I wave it over the Ad I tap my phone. I bought it from Best Buy instant purchase it’s a better, faster merchant experience and consumer experience and what is over what is available today.

Another example might be the New York Giants, they have a game tonight and it’s 6pm today and the game is kicking off at 7pm and they’ve got 3000 empty seats today. They can’t sell those seats they’re never going to sell those seats an hour before the game no chance, but with Rezolve they’re able to drop a geolocation when zone, we could have a jira zone and the ticker symbols zone for result drop a jazz own around the stadium baby or two or three mile radius and communicate to all of their phones in their radius. That there’s tickets available don’t watch the game at home don’t watch the game in the local bar bring your family you’re only 10 minutes away we’ve got tickets for you, for tonight’s game in an hour come to the game will give you a free program will give you 30% of the tickets. A lot of the fans sitting in that environment, knowing that the tickets are available and can tap their phone to ensure that they’ve got them will say you know what let’s go to the game we’re gonna watch it anyway. And they’ll fill some of those seats and that kind of use case applies to events and festivals.

Obviously Broadway shows hot restaurants that suddenly have a drop out on the table, those kind of use cases anyway there’s so many of these use cases that Rezolve solves. So how do we make our money we charge into ways for activation which is creating a jira zone or making our technology available on a on a on an asset images audio geolocation zones social media and lots of different ways that you can talk to consumers through their phone is how we have built our platform and we charge a nominal amount of money, maybe 50 bucks to makes something transactional or ideas that will cost a couple of dollars a day.

And then we charge for transactions and the transaction revenue, we generate is 1% of transaction value or 100 basis points or if it’s a sort of CRM engagement like requesting a brochure or, you know, asking for a test drive or signing up for a loyalty program we charge 40 cents flat rate.

And so those two revenue lines together, which are for each merchant very, very small tickets right very small amounts of money, relative to the alternatives. And yet. You know we’re going for a very large market penetration and so, in order to get the large market penetration and it’s a sign of every merchant on the planet.

And our vision is to be the Intel inside of mobile engagement to be a standard that is used by everybody and bear in mind, we just provide our technology McDonalds can put it into there. Target can put it into there. Barney’s, Bloomingdale’s can put in the barn is gone right Bloomingdale’s can put it into there. Anyone can put it into their app, including social media platforms to put into their bank banks can put it into their banking apps.

Wallets like PayPal or planner can put it into there so we provided as a little bit of code, a little bit of capability and suddenly all of these interactions with the mobile device can happen. And in order to reach everybody we go with partners so we have partners who bring us merchants who signed up motors for us and we share revenue with them. And we have partners in some cases in some markets you bring us consumers and we share revenue within.

In China, we have tried to Union pay, which is the state owned enterprise that runs the entire payments infrastructure. And every motors, to us, they have 11 million merchants that they process transactions for and in you know 15 months of live market activity we have nearly 200,000 since we announced it at the end of February it’s been more since then nearly 200,000 merchants signed up. Which is quite incredible assigning two to 3000 merchants, a week and our consumer partner who’s bringing us concealers have our technology on their phone is we chat which is used by pretty much every consumer in China, we have a similar kind of ecosystem in India with moby quick, which has, which has a wallet like PayPal with.

Rohit Kulkarni: sort of going from just a quick clarification on like can you talk about the process of integration of, say, for example, I’m a merchant who’s who does all my kind of commerce, through we chat like How does Rezolve come into the picture there.

Dan Wagner: So the way that the merchant the merchant and created years old in China there’s a lot as Jesus own sales granted years own near to restore so let’s say I’m a, I’m a restaurant. In in ganzi right, I can create a jira zone 300 yards away over a office complex, and I can communicate at noon to everybody in that office covers hey we’ve got a special offer on you know lunch today tap here to pre order or tap water to collect it. And that will drive traffic from somewhere 300 yards away that they could never reach those users, they reached, we were walking paths that door so that’s a use an example of how Rezolve could interact with consumers from that version to the consumers.

In China, and then similarly in India, we have an ecosystem, made up of 120 million users in moby quick, which is a similar wallet to PayPal. And they have 3 million merchants out so we’re starting the process of signing up those merchants in India and then, in Germany we have a payment point of sale and payment processor called coffee top that has a 38% share in Germany and we’re starting to go to market with them, and they have major retailers like ld and metro and other large retailers in Germany.

And we expect to announced very soon, a deal with the US partner and then another one in Latin America, and this is our go to market model, so we don’t have anybody who competes with us, we have a fantastic proposition, we have an exciting product our momentum is very impressive so we’ve we did $66 million in revenue last year and we burnt $17 million, which is unusual for fast growth companies to not burn three times the amount of revenue they generate.

This year we’re going to do 219 million dollars in revenue and burn less than $35 million achieving that that’s nearly that’s more than 300% growth, year on year. And we’re doing it without burning massive amounts of cash on me still costing us money don’t get me wrong $35 million of burn is a significant amount of money. But we’re very capital-efficient and our growth is very, very accelerated and the reason for that is we’ve got a fantastic product

So if you don’t mind I’d like to give you a five minute DEMO of the technology by sharing my screen and that will be very illustrative for everybody who’s on this call so I’m going to show you just a few examples, so what you will see first is on the right hand side of the screen, you should see my mobile phone projected on the screen and on the left hand side, an ad for eyeshadow robot, can you confirm that you see that OK.

OK so I’m going to fire up, we have a an app that we use as a sort of illustrative app called Rezolve shop beautiful but actually the code is normally added to an existing retailers app so it will be added into the McDonalds output will be added into the Walgreens app. And when a consumer wakes up tomorrow the technology will be in there, they won’t even know right it’ll just be updated by the app stores and so.

That I can pick up my phone hold it up over the head for eyeshadow and it triggers a transaction on my phone to buy that eyeshadow from that advertiser so immediately pulls up all of the information. I can read all about it, and I can choose my color option and then with one tap of my finger. I bought it.

So let me show you another example not dissimilar, this is an ad for McDonalds breakfast McDonald’s CAFE I hold my phone up maybe it’s a poster in the street. I hold my phone up it triggers the transaction on my phone to buy the big breakfast with hotcakes I’m going to supersize me. And then I’m going to choose to pick it up from the nearby McDonald’s and he would be a list of nearby.

Normal stores and I placed my order and immediately McDonald’s will have that order confirm that

Dan Wagner has ordered a big breakfast with hotcakes. And I will navigate to that store and show them my redemption code and get my breakfast so those two use cases are what we call instant buy.

And both of those use cases are using an image trigger, but we have other triggers like I mentioned like geolocation and so on, so what I’m going to do now is going to take my phone. And I’m simply going to put it on the desk here in front of me so it’s no longer in my hand and i’ll close this down and I’m going to open up this YouTube browser and play this video just watch the phone this flu season protect yourself and your sister in laws.

So the Ad was playing you know Walgreens add get your flu shot my phone, not even in my head just sitting next me and most people are watching TV listening to the radio their phones always thanks to them. Even if they’re browsing on the way of watching YouTube or even if they’re streaming media, the phone World Cup, it said choose the branch that you want your flu shot choose a date now I could ignore it, of course, but in this case I’m booking my flu shot and we one tap. I booked that flu shots and Walgreens capture a lot of information about me they got my name my address, where I, where I was when I was listening to the YouTube video. What YouTube videos listening to what I want my flu shot, where I want my flu shot and so on, and all of this is done using a dashboard that we provide the merchant to create these triggers and transactions, they can create social media triggers and push out on Twitter or any social media platform let’s say that if you could imagine on Kim Kardashian.

Rohit Kulkarni: that’s gonna be hard damn.

Dan Wagner: that’s like oh no. I’m trying to imagine, and I post a tweet to say check out my new perfume to my hundred million plus followers and with that link tap opens up the engagement page tap again and I bought it that kind of instant transaction engagement is what the market needs to break through.

This stagnation, that this this very big problem that’s in the High Street, so we have the social media triggers we have little Bluetooth transmitters, beacons that can be placed around physical locations that allow you to interact with physical locations indoors audio which I showed you an example of YouTube but, of course, audio can also be broadcast TV or radio, they can it can also be streaming media like Netflix or Disney Plus.

Images aren’t just posters in the street, there are also product labels, of course, and anything else that’s printed like a mouse matt and they can be interactive even the disposable McDonald’s packaging or plastic bag that you get with your groceries can be interactive so they can encourage you to scan the plastic bag, to bring you back in so get a coupon.

And then location triggers like I mentioned before, where I can click on that and I’ll just log in and create a geolocation zone around a certain area so, for example, I can put in here. Baltimore, Maryland just for the sake of it. I go into the town here, and maybe I’m this silver moon restaurant, I can drop a GS own over the Baltimore city police headquarters and say you know what it’s lunchtime guys you’re only a block and a half down the road come to my silver moon diner.

For a special lunch time offer now you can’t do that today because I might be in the sewer and yellow geolocation technology has been around a long time, but nobody’s providing the kind of infrastructure that’s easy and simple to deploy and that’s kind of what we’ve done.

Rohit Kulkarni: And I guess. Just to question on a consumer use case or a privacy standpoint, are there any special permissions that you need.

Dan Wagner: That, of course, every consumer has the right to reject location services every consumer has the.

Rohit Kulkarni: Right.

Dan Wagner: To reject notifications, but of course it’s down to the merchant to convince me to accept those now I’ll give you two examples where I would accept those. Hot equipment, complete and I’m sure there are others if my favorite football club, said to me a label location preferences, so that we can offer you tickets at the last minute for games I’m accepting that.

Okay, because I’m a fan and I’ve got the app on my phone and I want that option, I can always say no okay another example, might be, if I can say. Open table somebody like that was to put our code inside or rosie or one of these things, and at the last minute, the hot restaurant nearby our home, but a hot restaurant suddenly has a table in an hour. And I go, you know what to my wife and say you know what we got anything planned this coach we just been offered a table of that hot new restaurant is going so it’s in an hour for table that’s suddenly made available in that restaurant unless they’ve got a walk in which is unlikely in the popular places they’re not gonna they’re not going to feel that table.

So there’s a lot of you know, those are two examples, for me, but there’s so many different scenarios, where a consumer will accept. To have location services switched on, and I think it’s also worth pointing out that millennials don’t care yeah. They turned it on for everything they’ve gone on for their snap map and there you know, for everything so they do, unlike everyone over 30, who is a little bit more circumspect about turning these things all over allowing. These tracking services pretty much everybody under 30 don’t care.

Okay okay. awesome.

Rohit Kulkarni: Now continue if you have any other plan.

Dan Wagner: prepared, I mean, I think, I think. Really, the point is that you know we are we’re focused on experience public company CEO I’ve taken this route, I know, the way the markets work I know. The challenges of what you could have a fantastic company and still not drive the share price and my objective is to drive the value, I think you know materially in the public markets, and so the first thing we did, is that we priced Rezolve very competitively.

As we reversed into this SPAC at 1.75 billion, which is a massive discount against our peers, given the growth rate that we’re experiencing given our you know in fact that we move into profit in Q3 2023. With forecasting to move into profit materially, the fact that we’re going to be growing from to 19 by 100% of 458 in 2023 and then again by 100% in 2024 to over a billion dollars in revenue that kind of trajectory is unusual what we’re really seeing it now it’s not like it’s phantoms awesome.

You know we’re not creating electric taxes on the moon, that in 2027 is going to generate $5 billion of revenue where we’re generating revenue on the ground now we’re seeing that 300% growth, year on year, and you know we’re very confident of our trajectory so a couple of. A couple of key points I think for investors is the following the first is we’ve priced this very competitively we expect the business will be rerated in excess of 10 billion within 12 to 18 months, despite the market conditions, because that would put us in line with our peers.

The second point is that I believe that if we’re successful with our rollout strategy globally. We will be a busy business that has the potential to be in excess of 100 billion and beyond Okay, this is a very big plays a very ambitious play. We’ve been successful, I’ve been successful in creating world leaders in the past, and I believe, and this has been a very difficult journey long journey for me to get to here I, but I believe that we’re on the right path it’s a very, very significant competitive position that we have carved out for ourselves and, as I said, we’re unique in the market.

But obviously all of these factors good value and good momentum in the business don’t guarantee success so we’ve added other things such as this I’m prepared to see investors spread the word, get our name out there, so that people understand what we’re trying to achieve with we’ve got you know, a large number of investment banks and partners, working with us to spread the word to their investor community.

In addition to that we’re seeing, we believe that adding deals, like the deal, I alluded to in the US and the deal, I alluded to in Latin America and others are important to expand our reach. It you know enhance our potential, because the numbers, I gave you have to 19 this year and beyond are based on the deals, we already have they’re not based on signing a deal in the US they’re not based there’s no critical path to having another partner in order to meet those numbers we’re gonna need those numbers anyway.

Rohit Kulkarni: But just one question on that because I think that’s a very important point and is with regards to the outlook that you have for 22 and what is. What is already included, and what has what have you done in the last probably three four months that you think it is not included in the outlook that you have for 22.

Dan Wagner: The only thing that we’ve announced that’s not included in the outlook and we haven’t revised our numbers. Because actually also year 300% growth I’m not sure we need to revise unless if people believe that number the stock would be trying to get you know 50 bucks already.

So, so we you know we haven’t voted, but the deal that we’ve already announced, only two or three weeks ago that materially adds value to Rezolve is the deal in Germany with Computop that gives us a 38% footprint of merchants addressable merchants then they’re going to go out and sell to they have 15,000 of the largest merchants in Germany. All the major high street retailers from auto and ld and so on, who can now be introduced and use our technology. That is not included in our numbers and the deal that we will be announcing in the US, and we will be announcing in Latin America, both of those deals are not included on numbers so everything that we do now is additive. To the numbers that we have in market and then, finally, the last point to say is that we’re going to be very acquisitive.

One of the reasons I’ve become a public company or I’ve gone this route to become a public company now, there was a lot of money on the table and higher valuations in the private sector from very interested, you know investors as you would expect right because that’s been a trend is that, like a new acquisitions, with my equity not use my cash. And I can do that, and what that does, for us, is it gives us footprints in markets that can upsell our technology to merchants and advertisers in those markets, very quickly, because recruiting staff and building sales overseas takes time, but when you’ve got an existing business that’s already engaged with those clients and Bob walks into see Jane that he already knows and says hey let me show you this new tech, we can offer you. That route to increase revenue is fast so I’ve seen this through my career how it takes time to you know build sales organizations in market so acquisitions are a great way forward. And another thing that will be doing quite a lot of his acquisitions over the coming years, to build a very, very large and sustainable franchise in mobile cordless.

Rohit Kulkarni: I see okay I’m a question I have is around the agreements that you have with Union pay move be quick and now we have completed. Typically, like just how long does it take for how long or maybe how long did it take for Union pay to ramp to the scale that they are here with working with you closely does it take six months, does it take 12 months, does it take less more, how does it rank between more be quick and Rezolve look like, and so, because you have three other similar agreements that you just you have mentioned, right now, one in Germany, when in the US when once so. From a forward looking is it would it start becoming very, very important in 23 like the three new agreements, or is it going to be sooner or later.

Dan Wagner: I think I think the new the, I think, China has taken off. Right, and I think the difference is that in China, it is different in China is a different market. And I chose China to cut my teeth there right away because it is the most competitive mobile commerce and mobile engagement market in the world, and if you can’t do it there you’re not going to be able to do it anywhere else, so we came into that market we found very good partners. And they are enthusiastic about pushing this forward now remember Union pay have over 30,000 salespeople 30,000 so when they start rolling something out some massive you know infrastructure that that’s the source run and we’re not rolling out in every province in China.

Only in a handful of provinces and, as I said, we’re signing two to 3000 merchants, a week and that’s a huge volume for us to take on, you know to manage just you know managing that influx of new customers is a challenge in itself as a good challenge, I mean you’re all very happy that that’s the case, but nevertheless it’s a it’s a big challenge for us and they could just put their foot on the gas there, as I said, they got an 11 million merchants and we’ve penetrated you know around 200,000 so far so we’re really at the beginning of a long journey with them to drive merchant adoption in China in India.

The model is going to be different because we’re not with the state that you know we’re not we’re a technology provider to the state, and so the state is pushing this out to their to their customers it’s a very different dynamic. In in India, you know moving quick has competition. It has its own customer ecosystem with merchants and consumers, and we expect that to be very successful but it’s going to take a little bit of time for the feet on the ground there then and everything like 30,000 sales people to reach to those merchants.

So we think it’s gonna be a slow burn and I think the safe it’s going to be different in the West, you know in Europe and United States and the reason for that is you sign one big merchant. By target and you’ve got 50 million consumers on the map engaging with one merchants, and the volume is high and the number of outlets are high, so, unlike India and China, where it’s all SMEs.

In the West it’s populated with you know McDonald’s franchises and you know very large retailers like Walmart and so on, who have very large numbers of consumers with their app on the phone, so the interactions between themselves, going to be very high, so you know I think it’s difficult question to answer and i’m just trying to you know.

Rohit Kulkarni: hang out.

Dan Wagner: Every market is going to have a different profile to it, but the important thing is that we provide this little bit of code. That is just added to a piece of persons at such a low such an easy way to engage and to deploy our technology and such a no brainer for anyone who wants to use it.

Rohit Kulkarni: um another gonna be big picture question is, you talked about agreements and you talked about acquisitions in terms of kind of organic product or technology like looking forward next 12 to 18 months what’s on the roadmap what, what are the big kind of new innovations or new things that you think could happen again.

Dan Wagner: So one of the things that there’s lots of things, so I can’t disclose everything that we’re looking at and, obviously, is using intelligent edge based computing and AI to provide. Really intelligent models for advertisers and merchants so let’s say I gave you the example of the restaurant in China who drops a GR zone 350 yards away over an office building so on.

We liked the idea of real time dynamic years as being spun up in real time, based upon user behavior so let’s say I’m walking into it. And because I’m walking into a certain area, a jira zone is immediately spun up against the budget that the merchant sets to cook to me because I happen to be, I have a certain profile and based upon me moving into a certain area. Communication is given to me and we use dynamic real time processing to spin up a geo zone just for me just at that moment to talk to me. Because of where I am and this idea of proximity real time intelligent communications is something that you know, has alluded, a lot of people alluded, the market technically it is challenging but we’ve got most of it already there, so this additional pieces is not that difficult.

Rohit Kulkarni: Okay interesting. I guess in terms of the consumer connection so who owns the consumer at the end of the day. As in something to follow the marketplaces yeah okay.

Dan Wagner: it’s always the merchant who owns consumer we are we’re not trying to steal customers from the customers with servicing were a tech business, pure and simple we’re a little plugin that’s taking a little piece of everything that’s going on, but, of course, a little piece of many, many trillions in retail transactions quite a big piece so we’re going to, we believe that our opportunity is you know it’s half a trillion actually in revenue potential, so you know we are you know quite enthusiastic about.

The momentum we’ve achieved so far, the progress we have the complexity of replicating what we have extremely difficult for somebody to spin up something you know similar, and the reason for that, by the way, is not just the triggers and the engagements I showed you, but the plumbing in their global nature of our platform and the fact that common sense would would dictate that consolidating around the standard is in everybody’s interest in the same way that wintel partnership power of the PC industry and VHS power at the home recording industry, and we believe that Rezolve will power, the mobile engagement industry for all the SMEs and all the big retailers and hospitality chains globally, because everybody wants this to be a success everyone’s under pressure.

Rohit Kulkarni: Okay okay um I think now just a few I just got an email about the revenue split and the profitability by those segments, I think you have that in now, one of the slide decks so you have the transaction revenue GEO revenue and affiliate revenue so just talk about kind of how does that affect the profitability of the business as the segments going to.

Dan Wagner: yeah I think I think I think actually, the revenue is cleaner than that. It is activation revenue which is jira zones or sort of just the nominal cost of making something interactive. Can or plastic bag, or whatever it happens to be and there’s nominal amount of money for that and then there’s NGOs. And then there is the transactions, which is the interaction that’s the two categories of revenue, really, you should focus on.

And now, last year, this is the interesting thing last year and it’s obvious that it goes like this right last year 66 million out of that about 2% or one and a half million dollars was transactions. Right, so the vast majority was the activation but this year transactions are going to represent about 40% total revenue.

So you know you and that’s obvious because you’re going to see a pull through of transactions after me correct, you have to have activation first. Before you can get transactions and then transactions going to follow through and we’re very, very bullish and obviously we’ve got good visibility of what’s been achieved so far, but we know we’re very bullish on how that engagement and transaction volume is picking up.

Rohit Kulkarni: OK OK OK, and in terms of the activation and transaction revenues like what are the structural profitability levers in them like does that does one on as you bet you a zero cash bonus cash generating capability next year yeah.

Dan Wagner: Well, obviously in all cases up to 50% of our revenue is given to our partners who are helping onboard these merchants on these consumers and so on. So we retain you know 50 to 70% of the revenue, but let’s just take a straight line at 50 because depending on the market and let’s assume that. You know that, and then you know it’s very highly high margin business, you know so 40 45% Gross profit out of you know hundred percent of which 50 goes to the merchant so you know all terms, that would be late 80s early 90% of gross margin.

Rohit Kulkarni: Okay okay okay I got you and again like if people have any other questions feel free to chat them or whatnot. In terms of kind of I know e-commerce enablement and mobile commerce kind of mobile engagement there are quite a few other companies that are doing this in your opinion, which, as in if there’s a company that say Rezolve loses a deal to or.

Dan Wagner: We don’t we don’t we’re presenting something that isn’t there we’re pushing out something that doesn’t exist in many respects that’s a big challenge because nobody really wants to there’s a domino effect here and we feel and that’s part of the reason why we went public as well there’s a domino effect here where once.

It starts to get traction somewhere or with one customer then everyone in that industry wants to follow and so that’s kind of what’s happening now with the distributors, the distributors of see what’s going on in China, everyone knows Union pay their new office financial services conglomerate and as a result of that you know we are fielding a huge amount of inbound and we’re dealing with you know copy topics, or we announced and we’ve got these other deals that we will be announcing. And that’s all coming on the back of you know.

The market starting to realize that there’s something, this is something not the consumer the merchants want and need to be successful if you are a retail I’ll give you an example right if you are running a small. A small business. You know pizza.

Rohit Kulkarni: that’s my dream I want to start a pizza shop so maybe.

Dan Wagner: Just pizza okay. Yeah okay fine so Rohit pizza right you set that up in it’s a challenge right, you have to now give away a lot of your revenue to Uber Eats and DoorDash, you’re under pressure they’re going to spin up a dark kitchen and replace you there’s a lot of very challenging things for retail and if you’re an existing retailer, maybe you’re a hardware store that’s been in the family for generations, and you have a shop on third avenue and 37 street what’s your future are people going to buy batteries from you in light bulbs. Making a trip to you know anything so and they’re going to walk past your story, the whole I need some light bulbs or batteries, maybe, maybe that’s about it right, because if i’m in a block away in my apartment and I go Oh, I need some batteries, I know there’s a hardware store a block away how am I going to get in the elevator go down walk down to your block and come into store to get the badges no.

I’m gonna pick up my phone and order from Amazon, so what makes the difference of Rezolve now. We save that hardware store, because the next when I do go in there and get matters and walk out with a plastic bag, it says scan for our inventory and we’ll deliver within a 10 block radius within 10 minutes. I scan it with my phone I order the batteries and 10 minutes later they’re in my house and the device that I needed a mattress for and that can’t be competed with by Amazon and their delivery model yet.

Now, have their drone soon, but right now, they don’t think consumers want to buy local if they can they just can’t be bothered you have a too lazy so we’re giving we’re providing some roots I’m not saying we’re to save the world.

I’m saying that we’re providing a way a way out and then it’s a cheap enough and easy enough to deploy that makes it worthwhile okay okay.

Rohit Kulkarni: One question into my email and then we’ll call it is, it appears that you have significant revenues coming from Union pay well, what can you tell us that about the agreement that can generally lowers the risk profile of how much you are relying on Union pay.

Dan Wagner: Well, first of all, we have a long term agreement with them. So I think it I think it’s a five year term, are they going it’s going to last three and a half years to go and the relationship is fantastic as, obviously with the momentum we’re saying they’re going to be enthusiastic they’re pushing hard for us to accelerate the rollout of but we were holding back a little bit, because just you know capital constraints, because everything is taking off and you’ve got to be very careful, because so much is going on and we want to be successful in every market.

We could focus all our efforts in China, but we recognize that China alone, although would build a fantastic business for us over the next few years. We see our ambitions as being global and so, by the end of 2024 China will run 50% of our revenues so it’s becoming less and less we’re becoming less and less dependent on that single market, but it will always represent a huge opportunity for us and maintain fantastic growth levels there, purely because we’ve got 11 million merchants to penetrate and we’re only doing 100,000 already.

Rohit Kulkarni: awesome on that that thanks for clarifying that and yeah I want to be careful of your time and, and this was.

Dan Wagner: Like. Any questions or anything I don’t know how does it work well hey can we take questions.

Rohit Kulkarni: Mostly, the questions came through my email. So that’s what I read off, so I wanted to be at 45 minutes past so that’s where we are and wanted to be careful of people’s time and your time as well.

Dan Wagner: Well, thank you very much, and thank you, everybody for joining, I hope you found it worthwhile, I hope you found it interesting, at least, or at least a minor version of your day worthwhile one, thank you very much indeed for your time and I look forward to meeting you all in person at some point in time in the future.

Rohit Kulkarni: Okay fantastic man, I very much enjoyed the live DEMO I think it’s a risky thing to do, but you pulled it off his.

Dan Wagner: daughter trust, if you don’t have faith in your technology, then you shouldn’t be in the business.

Rohit Kulkarni: Okay Oh, I like that cool thank thanks Dan.

Dan Wagner: Thanks everybody bye bye.

Important Information About the Proposed Transaction with Armada Acquisition Corp. I andWhere to Find It

This communication relates to a proposed business combination transaction among Armada, Rezolve, and Cayman Merger Sub, Inc. A full description of the terms of the transaction will be provided in a registration statement on Form F-4 that Rezolve intends to file with the SEC that will include a prospectus of Rezolve with respect to the securities to be issued in connection with the proposed business combination and a proxy statement of Armada with respect to the solicitation proxies for the special meeting of stockholders of Armada to vote on the proposed business combination. Armada urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about Armada, Rezolve, Rezolve Merger Sub and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Armada as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Registration Statement on Form F-4, including the proxy statement/prospectus included therein, and other documents filed with the SEC without charge, by directing a request to: Armada Acquisition Corp. I, 2005 Market Street, Suite 3120, Philadelphia, PA 19103 USA; (215) 543-6886. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or for a solicitation of an offer to buy or sell securities, assets or the business described herein or a commitment to the Company or Rezolve, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed business combination or otherwise, nor shall there be any offer, sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Armada and Rezolve, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Armada’s stockholders in respect of the proposed business combination. Information about the directors and executive officers of Armada is set forth in Armada’s final prospectus relating to its initial public offering, dated August 12, 2021, which was filed with the SEC on August 16, 2021 and is available free of charge at the SEC’s web site at www.sec.gov. Information about the directors and executive officers of Armada and Rezolve and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the proposed business combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to Armada’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.